CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Smithfield Foods, Inc.

We hereby consent to the incorporation by reference, in this Registration Statement of Smithfield Foods, Inc. on Form S-8 to be filed on or about March 17, 2005, of our report dated March 7, 2005, relating to the statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, included within the 2003 Form 11-K for John Morrell & Co. Salaried Employees Incentive Savings Plan to be filed on or about March 17, 2005.

/s/Goodman & Company, L.L.P.

Norfolk, Virginia

March 17, 2005